Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

ANNOUNCEMENT ON KEY OPERATING DATA

This announcement is made regarding the operating data for September 2019 of the Group to be published on the Shanghai Stock Exchange.

The relevant key operating data was calculated based on the internal statistics of the Group, which may differ from the data disclosed in the relative periodic reports. Investors are hereby reminded of the risks which may result from inappropriate reliance upon or utilization of the relevant information.

This announcement is made regarding the operating data for September 2019 of China Southern Airlines Company Limited (the “Company”) and its subsidiaries (collectively, the “Group”) to be published on the Shanghai Stock Exchange.

In September 2019, passenger capacity (measured by available seat kilometres (“ASK”)) of the Group increased by 11.28% as compared to the same period last year (a year-on-year (“YoY”) basis). Of which, passenger capacity for domestic and international routes increased by 10.84%, and 13.63%, respectively, and passenger capacity for regional routes decreased by 16.71%, as compared to the same period last year. Compared to the same period last year, passenger traffic (measured by revenue passenger kilometres (“RPK”)) increased by 10.79%. Of which, passenger traffic for domestic and international routes increased by 10.21% and 13.57%, respectively, and passenger traffic for regional routes decreased by 21.11%, as compared to the same period last year. The passenger load factor was 81.73%, representing a decrease of 0.36 percentage point as compared to the same period last year. Of which, passenger load factor for domestic, regional and international routes decreased by 0.47 percentage point, 3.86 percentage points and 0.04 percentage point, respectively, as compared to the same period last year.

In terms of cargo operations, in September 2019, cargo capacity (measured by available tonne kilometers (“ATK”) - Cargo and Mail) increased by 10.11% as compared to the same period last year. Cargo and mail traffic (measured by revenue tonne kilometres (“RTK”) - Cargo and Mail) increased by 0.60% as compared to the same period last year. The cargo and mail load factor was 51.63%, representing a decrease of 4.88 percentage points as compared to the same period last year.

In September 2019, the Group has newly launched the following major route: Xiamen-Sihanoukville-Xiamen route (seven flights per week) since 23 September 2019.

In September 2019, the Group introduced four aircraft, including one A320NEO aircraft, one B777-300ER aircraft and two B787-9 aircraft, and terminated the lease of four A319 aircraft . As of the end of September 2019, the Group operated a fleet of 852 aircraft as set out below:

Aircraft Model	Self-owned	Finance Lease	Operating Lease	Subtotal
Airbus 380 Series	3	2	0	5
Airbus 350 Series	0	1	0	1
Airbus 330 Series	10	30	8	48
Airbus 320 Series	94	90	126	310
Boeing 787 Series	4	25	8	37
Boeing 777 Series	8	18	0	26
Boeing 737 Series	156	82	163	401
Boeing 747 Series	2	0	0	2
EMB190 Series	6	0	16	22

Total	283	248	321	852

KEY OPERATION DATA OF SEPTEMBER 2019

Capacity	September 2019			Cumulative 2019
	Amount	Month-on- Month (“MoM”) Change (%)	YoY Change (%)	Amount	YoY Change (%)
RPK (in million)
Domestic	16,342.81	-11.77	10.21	145,982.37	9.20
Regional	213.30	-27.75	-21.11	2,657.64	7.56
International	7,086.24	-14.49	13.57	65,239.66	14.18

Total	23,642.35	-12.78	10.79	213,879.67	10.65

RTK (in million)
Domestic	1,626.40	-6.51	10.04	14,054.18	8.23
Regional	21.26	-23.67	-18.59	252.58	7.95
International	1,133.58	-5.43	6.14	9,984.45	7.37

Total	2,781.24	-6.24	8.13	24,291.22	7.87

RTK - Cargo and Mail (in million)
Domestic	170.82	12.55	8.78	1,248.98	0.30
Regional	2.22	-8.16	8.02	19.56	10.81
International	505.80	3.61	-1.92	4,285.31	-0.42

Total	678.84	5.68	0.60	5,553.84	-0.23

Passengers carried (in thousand)
Domestic	10,825.08	-11.61	9.28	96,276.79	7.78
Regional	160.16	-26.97	-20.21	1,994.92	5.69
International	1,686.22	-14.39	20.44	15,339.43	14.70

Total	12,671.46	-12.22	10.12	113,611.14	8.63

Cargo and mail carried (in thousand tonnes)
Domestic	104.38	14.57	7.56	766.14	-1.47
Regional	2.01	-7.08	10.78	17.31	11.65
International	60.10	3.58	1.80	499.75	2.02

Total	166.49	10.05	5.44	1,283.20	0.02

Capacity	September 2019			Cumulative 2019
	Amount	MoM Change (%)	YoY Change (%)	Amount	YoY Change (%)
ASK (in million)
Domestic	19,869.16	-7.57	10.84	175,820.46	9.44
Regional	308.47	-19.56	-16.71	3,485.89	6.28
International	8,748.55	-9.27	13.63	78,357.58	12.70

Total	28,926.18	-8.23	11.28	257,663.93	10.36

ATK (in million)
Domestic	2,272.81	-6.20	12.47	19,926.97	9.40
Regional	37.06	-17.52	-13.77	403.52	7.32
International	1,608.42	-4.21	9.42	14,228.11	8.98

Total	3,918.29	-5.51	10.88	34,558.60	9.20

ATK - Cargo and Mail (in million)
Domestic	484.59	-0.79	18.91	4,103.13	9.26
Regional	9.29	-10.77	-3.60	89.79	11.11
International	821.05	1.22	5.67	7,175.93	5.56

Total	1,314.93	0.37	10.11	11,368.85	6.91

Load Factor	September 2019			Cumulative 2019
	Figure (%)	MoM Change (Percentage Points)	YoY Change (Percentage Points)	Figure (%)	YoY Change (Percentage Points)
Passenger Load Factor (RPK/ASK)
Domestic	82.25	-3.93	-0.47	83.03	-0.18
Regional	69.15	-7.84	-3.86	76.24	0.91
International	81.00	-4.94	-0.04	83.26	1.08

Total	81.73	-4.26	-0.36	83.01	0.22

Cargo and Mail Load Factor
Domestic	35.25	4.18	-3.28	30.44	-2.72
Regional	23.85	0.68	2.56	21.78	-0.06
International	61.60	1.42	-4.77	59.72	-3.59

Total	51.63	2.59	-4.88	48.85	-3.49

Overall Load Factor (RTK/ATK)
Domestic	71.56	-0.24	-1.58	70.53	-0.76
Regional	57.38	-4.62	-3.40	62.59	0.37
International	70.48	-0.91	-2.18	70.17	-1.06

Total	70.98	-0.55	-1.81	70.29	-0.87

Notes:

1.	“RPK(s)” refers to the number of passengers carried multiplied by the kilometers flown;

2.	“RTK(s)” refers to the load (passenger and cargo) in tonnes multiplied by the kilometers flown;

3.	“RTK(s) - Cargo and Mail” refers to the cargo and mail load in tonnes multiplied by the kilometers flown;

4.	“ASK(s)” refers to the number of seats available for sale multiplied by the kilometers flown;

5.	“ATK(s)” refers to the number of tonnes of capacity available for transportation multiplied by the kilometers flown;

6.	“ATK(s) - Cargo and Mail” refers to the number of tonnes of capacity available for the carriage of cargo and mail multiplied by the kilometers flown;

7.	“Passenger Load Factor” refers to RPK expressed as a percentage of ASK;

8.	“Cargo and Mail Load Factor” refers to RTK- Cargo and Mail expressed as a percentage of ATK - Cargo and Mail;

9.	“Overall Load Factor” refers to RTK expressed as a percentage of ATK.

The key operating data above was calculated based on the internal statistics of the Group, which may differ from the data disclosed in the relative periodic reports. Investors are hereby reminded of the risks which may result from inappropriate reliance upon or utilization of the information given above.

By order of the Board

China Southern Airlines Company Limited

Xie Bing

Company Secretary

Guangzhou, the People’s Republic of China

15 October 2019

As at the date of this announcement, the Directors include Wang Chang Shun, Ma Xu Lun and Han Wen Sheng as executive Directors; and Zheng Fan, Gu Hui Zhong, Tan Jin Song and Jiao Shu Ge as independent non-executive Directors.

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